(A free translation of the original in Portuguese)



Espirito Santo Centrais
Eletricas S.A.
Report of Independent Accountants on
Limited Reviews of the
Quarterly Information (ITR)
September 30, 2004




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(A free translation of the original in Portuguese)


Report of Independent Accountants
on Limited Reviews


To the Board of Directors and Stockholders
Espirito Santo Centrais Eletricas S.A.



1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. - ESCELSA and of Espirito Santo Centrais Eletricas S.A. - ESCELSA and its subsidiaries for the quarters and periods ended September 30 and June 30, 2004. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission
     (CVM) regulations.

October 22, 2004
Espirito Santo Centrais Eletricas S.A.



4 The Quarterly Information also includes accounting information relating to the operations for the quarter and period ended September 30, 2003, presented for comparison purposes. The limited review of the Quarterly Information (ITR) for that quarter and period was conducted by other independent accountants who issued a report thereon dated October 21, 2003, without any qualifications.


     Vitoria, October 22, 2004




     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "S" ES




Luiz Marcio Malzone                           Ronaldo Matos Valino
Contador CRC 1RJ031376/O-2 "S" ES             Contador CRC 1RJ069958/O-2 "S" ES